July 8, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

Min Ma
Vice President of Finance
AMC Corporation
4794 231st Place S.E.
Sammamish, WA 98075

       Re: AlphaVest Acquisition Corp.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed June 27, 2025
           File No. 333-283183
Dear David Yan and Min Ma:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-4
Background to the Business Combination
Overview, page 84

1. We note your disclosure here that the Business Combination Agreement, as amended, increased the Enterprise Value from $175,000,000 to $180,000,000. We also note your disclosure on page 105 and elsewhere throughout the proxy statement/prospectus that the Exchange Share Consideration has increased from
 July 8, 2025
Page 2

       17,500,000 shares to 18,000,000 shares of Surviving PubCo common stock. Please revise here to explain in greater detail, the considerations and discussions that informed ATMV's decision to increase the Enterprise Value and resultant merger consideration.
General

2. We note that AMC entered into a subscription agreement with Kami pursuant to which Kami will purchase an aggregate of $5 million of shares of AMC common stock, with the sale of shares occurring on several mutually agreed upon dates prior to the consummation of the Merger. To the extent material, please revise the proxy statement/prospectus to (i) describe the material terms of the agreement
(ii) ensure
       that any risks associated with the agreement are discussed and (iii) file the agreement as an exhibit to the registration statement. Please include enough information so public stockholders understand why the agreement was negotiated and entered into. In this regard, please also revise the Share Subscription section on page 191 as we note
       Kami is a related party to AMC.
       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Michael Blankenship
      Jeffrey Gallant